CLIFTON STAR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Clifton Star Resources Inc.

We have audited the consolidated balance sheets of Clifton Star Resources Inc. as at June 30, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and cash flows for the years ended June 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 18, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated October 18, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 18, 2010

CLIFTON STAR RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

	2010	2009

ASSETS

Current
Cash	$ 6,189,396	$ 2,415,787
Receivables	14,695	215,699
Prepaids	56,045	30,673

	6,260,136	2,662,159

Capital assets (Note 4)	61,870	2,533

Mineral properties and deferred exploration costs (Note 5)	26,372,955	19,384,946

	$ 32,694,961	$ 22,049,638

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 198,549	$ 564,989

Future income tax liability (Note 11)	2,189,000	2,115,000

	2,387,549	2,679,989

Shareholders' equity
Capital stock (Note 6)	34,230,086	20,031,338
Contributed surplus (Note 6)	10,860,923	4,559,561
Deficit	(14,783,597)	(5,221,250)

	30,307,412	19,369,649

	$ 32,694,961	$ 22,049,638

Nature and continuance of operations (Note 1)

Contingency and commitments (Note 5 and 13)

Subsequent events (Note 15)

On behalf of the Board:

"Harry Miller"	Director	"Nick Segounis"	Director

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2010	2009	2008

ADMINISTRATION EXPENSES
Amortization	$ 4,383	$ 1,085	$ 177
Consulting	119,171	109,519	51,733
Filing and transfer agent fees	83,376	101,401	88,379
Insurance	31,901	27,731	13,900
Investor relations	55,171	128,836	58,635
Management fees	168,000	108,000	45,000
Office and miscellaneous	46,211	57,446	12,067
Professional fees	344,300	278,895	165,399
Property investigation	-	1,404	-
Shareholder costs	104,492	22,137	10,059
Stock-based compensation (Note 6)	8,752,239	2,270,307	949,305
Travel and telephone	117,050	114,184	27,759

Loss before other items	(9,826,294)	(3,220,945)	(1,422,413)

OTHER ITEMS
Interest income	14,570	147,230	65,236
Write-down of interest receivable	(51,622)	-	-

	(37,052)	147,230	65,236

Loss before future income tax	(9,863,346)	(3,073,715)	(1,357,177)

Future income tax recovery (Note 11)	300,999	1,068,771	833,798

Loss for the year	(9,562,347)	(2,004,944)	(523,379)

Deficit, beginning of year	(5,221,250)	(3,216,306)	(2,692,927)

Deficit, end of year	$ (14,783,597)	$ (5,221,250)	$ (3,216,306)

Basic and diluted loss per common share	$ (0.38)	$ (0.09)	$ (0.04)

Weighted average number of common shares outstanding	25,170,068	21,751,739	13,026,767

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (9,562,347)	$ (2,004,944)	$ (523,379)
Items not affecting cash
Amortization	4,383	1,085	177
Future income tax recovery	(300,999)	(1,068,771)	(833,798)
Stock-based compensation	8,752,239	2,270,307	949,305
Write-down of interest receivable	51,622	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	149,382	(38,384)	(154,320)
(Increase) decrease in prepaids	(25,372)	(28,424)	1,038
Increase (decrease) in accounts payable and accrued liabilities	61,746	(26,513)	74,394

Net cash used in operating activities	(869,346)	(895,644)	(486,583)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	12,065,470	11,397,747	9,773,455
Share subscriptions received in advance	-	-	940,489

Net cash provided by financing activities	12,065,470	11,397,747	10,713,944

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of capital assets	(63,720)	-	(3,771)
Cash acquired from acquisition of subsidiary	121	-	-
Deferred acquisition costs	-	-	(1,000,000)
Mineral property acquisition and deferred exploration costs	(8,115,902)	(13,809,266)	(3,992,174)
Mining tax credit received	756,986	-	-

Net cash used in investing activities	(7,422,515)	(13,809,266)	(4,995,945)

Change in cash during the year	3,773,609	(3,307,163)	5,231,416

Cash, beginning of year	2,415,787	5,722,950	491,534

Cash, end of year	$ 6,189,396	$ 2,415,787	$ 5,722,950

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

1.

NATURE AND CONTINUANCE OF OPERATIONS

Clifton Star Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.

SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the year.  Actual results could differ from those reported.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Duquesne Gold Mines Inc.  All inter-company transactions and accounts have been eliminated upon consolidation.

Capital assets

Capital assets are recorded at cost less accumulated amortization other than land.  Amortization is recorded on a declining balance basis at the following annual rates:

Building	10%
Computer equipment	30%
Office equipment	30%

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Capital assets (cont’d…)

Land is carried at cost.

Maintenance and repair expenditures which do not improve or extend productive life are expensed in the year incurred.

Mineral properties and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statement of operations and deficit.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments – recognition and measurement

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash as held-for-trading and receivables as loans and receivables.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences.  When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance are recognized as a recovery of income taxes in the consolidated statement of operations and deficit.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

3.

ADOPTION OF NEW ACCOUNTING POLICIES

New accounting pronouncement

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn.  The Company adopted the standard effective July 1, 2009. The adoption of this standard did not have a material impact on the financial statements.

Future changes in accounting policies

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  The Company is assessing the impact of the transition to IFRS in fiscal 2011.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

4.

CAPITAL ASSETS

		2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Land	$ 6,069	$ -	$ 6,069	$ -	$ -	$ -
Computer equipment	2,627	1,411	1,216	2,627	890	1,737
Building	57,651	3,623	54,028	-	-	-
Office equipment	9,557	9,000	557	9,557	8,761	796

	$ 75,904	$ 14,034	$ 61,870	$ 12,184	$ 9,651	$ 2,533

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% Net Smelter Return Royalty (“NSR”) from the optionor.  As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares valued at $57,400 to the optionor.

During the year ended June 30, 2010, the Company received $15,140 for Quebec Mining Exploration tax credits related to the Central Duparquet property.  This amount was recorded as costs recovered for the Central Duparquet property.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne.

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession located in Destor Township, Quebec which are known as the Duquesne Gold Project.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east respectively of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

During the year ended June 30, 2010, the Company received $287,655 for Quebec Mining Exploration tax credits related to the Duquesne property.  This amount was recorded as costs recovered for the Duquesne property.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Beattie, Donchester and Dumico properties (cont’d…)

Terms of the new agreements are as follows:

i)

cash payment of $3,400,000 ($1,600,000 paid before June 30, 2010 and $1,800,000 subsequently in July 2010) to Beattie, $1,700,000 ($800,000 paid before June 30, 2010 and $900,000 subsequently in July 2010) to 2699681, and $3,400,000 ($1,600,000 paid before June 30, 2010 and $1,800,000 subsequently in July 2010) to 2588111 which was due on December 1, 2009 was extended to June 1, 2010 and will earn the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payment of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payment of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

iv)

cash payment of $24,200,000 to Beattie if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

v)

cash payment of $12,100,000 to 2699681 if this event occurred prior to June 1, 2010 or $10,400,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $6,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

vi)

cash payment of $24,200,000 to 2588111 if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

During the year ended June 30, 2010, the Company received Quebec Mining Exploration tax credits of $234,665, $196,816 and $22,710 for the Beattie, Donchester and Dumico properties respectively.  These amounts were recorded as costs recovered for each of the aforementioned properties.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project.  The Duparquet project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Property Option, Joint Venture Agreement and Commitment Letter (cont’d…)

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, Osisko agrees:

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013;

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years.  Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture.  Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company, financing of up to $22,500,000 for a period of 36 months under certain conditions.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2010	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total

Acquisition costs, beginning of year	$ -	$ 400,000	$ 1,653,500	$ 600,000	$ 600,000	$ 300,000	$ 3,553,500
Additions during the year	-	212,400	450,000	1,600,000	1,600,000	800,000	4,662,400

Acquisition costs, end of year	-	612,400	2,103,500	2,200,000	2,200,000	1,100,000	8,215,900

Deferred exploration costs, beginning of year	$ -	$ 12,484	$ 5,706,491	$ 5,361,330	$ 4,485,991	$ 265,150	$ 15,831,446

Additions during the year:
Assays	-	-	9,823	193,423	88,011	10,422	301,679
Camp costs	-	-	3,289	34,540	7,665	-	45,494
Consulting	-	-	-	11,387	4,787	-	16,174
Drilling	63,614	-	-	819,710	6,399	384,480	1,274,203
Field expenditures	-	-	6,066	157,400	74,881	-	238,347
Field personnel	-	-	700	106,638	95,498	7,655	210,491
Geological consulting	-	7,250	75,376	513,057	180,314	18,111	794,108
Geophysical	-	-	130,324	-	-	-	130,324
Line-cutting (recovery)	-	-	-	-	(1,500)	3,600	2,100
Mapping	-	-	3,432	3,432	3,432	13,300	23,596
Mobilization and demobilization	-	-	1,566	-	-	-	1,566
Property leases and taxes	-	-	1,102	-	-	-	1,102
Telephone and communication	-	-	200	-	-	-	200
Travel, transport and freight	-	-	43,211	-	-	-	43,211

Total additions during the year	63,614	7,250	275,089	1,839,587	459,487	437,568	3,082,595

Costs recovered	-	(15,140)	(287,655)	(234,665)	(196,816)	(22,710)	(756,986)

Deferred exploration costs, end of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	18,157,005

Total mineral property and deferred exploration costs	$ 63,614	$ 616,994	$ 7,797,425	$ 9,166,252	$ 6,948,662	$ 1,780,008	$ 26,372,955

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2009	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total

Acquisition costs, beginning of year	$ -	$ 918,500	$ -	$ -	$ -	$ 918,500
Additions during the year	400,000	735,000	600,000	600,000	300,000	2,635,000

Acquisition costs, end of year	400,000	1,653,500	600,000	600,000	300,000	3,553,500

Deferred exploration costs, beginning of year	$ -	$ 4,160,574	$ -	$ -	$ -	$ 4,160,574

Additions during the year:
Assays	-	61,595	283,157	107,007	8,795	460,554
Camp costs	-	34,920	57,632	8,298	1,510	102,360
Consulting	-	-	49,674	9,837	-	59,511
Drilling	-	952,493	4,137,779	3,984,341	216,516	9,291,129
Field expenditures	608	141,079	152,707	42,882	5,206	342,482
Field personnel	-	77,730	217,515	108,528	11,928	415,701
Geological consulting	11,876	220,077	443,968	207,016	21,195	904,132
Geophysical	-	7,905	-	-	-	7,905
Line-cutting	-	-	5,816	5,000	-	10,816
Mapping	-	14,611	12,230	12,230	-	39,071
Miscellaneous	-	3,844	-	-	-	3,844
Mobilization and demobilization	-	16,673	-	-	-	16,673
Travel, transport and freight	-	14,990	852	852	-	16,694

Total additions during the year	12,484	1,545,917	5,361,330	4,485,991	265,150	11,670,872

Deferred exploration costs, end of year	12,484	5,706,491	5,361,330	4,485,991	265,150	15,831,446

Total mineral property and deferred exploration costs	$ 412,484	$ 7,359,991	$ 5,961,330	$ 5,085,991	$ 565,150	$ 19,384,946

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
unlimited common shares, no par value

Issued:
Balance as at June 30, 2007	9,335,330	$ 3,004,264	$ 254,401
Flow-through private placements	4,239,225	6,499,988	-
Non-flow through private placement	500,000	1,000,000	-
Finder’s fees	233,388	401,027	-
Shares issued for mineral property	10,000	18,500	-
Exercise of stock options	636,500	362,445	(149,645)
Exercise of agent’s options	199,999	422,432	(272,433)
Exercise of warrants	2,199,997	2,199,997	-
Stock-based compensation	-	-	949,305
Share issue costs	-	(1,461,093)	722,481
Tax benefits renounced to flow-through share subscribers	-	(984,298)	-

Balance as at June 30, 2008	17,354,439	11,463,262	1,504,109
Flow-through private placements	4,023,250	8,027,349	-
Non-flow through private placement	2,057,605	4,999,980	-
Finder’s fees	304,042	787,155	-
Exercise of stock options	77,500	111,220	(46,970)
Stock-based compensation	-	-	2,270,307
Share issue costs	-	(2,324,357)	832,115
Tax benefits renounced to flow-through share subscribers	-	(3,033,271)	-

Balance as at June 30, 2009	23,816,836	20,031,338	4,559,561
Shares issued for acquisition of NSR (Note 5)	10,000	57,400	-
Exercise of stock options	1,544,000	6,071,707	(2,174,807)
Exercise of agent’s options	184,054	673,765	(276,070)
Exercise of warrants	3,199,308	7,770,875	-
Stock-based compensation	-	-	8,752,239
Tax benefits renounced to flow-through share subscribers	-	(374,999)	-

Balance as at June 30, 2010	28,754,198	$ 34,230,086	$10,860,923

Share issuances

During the year ended June 30, 2010:

i)

1,544,000 stock options were exercised at prices from $2.15 to $2.70 per share for total gross proceeds of $3,896,900.  In relation to the exercise, $2,174,807 of contributed surplus was transferred into share capital.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

ii)

184,054 agent’s options were exercised at prices from $2.10 to $2.20 per share for total gross proceeds of $397,695.  In relation to the exercise, $276,070 of contributed surplus was transferred into share capital.

iii)

3,199,308 warrants were exercised at prices ranging from $2.10 to $3.30 per share for total gross proceeds of $7,770,875.

iv)

10,000 common shares were issued to Gesmalar Inc. to acquire the 2% Net Smelter Return Royalty for the Central Duparquet property (Note 5).

During the year ended June 30, 2009:

i)

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,995.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years.  The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

ii)

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years.  The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which were recorded as share issue costs.

iii)

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years.  The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

iv)

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980.  Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010.  Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010.  The Company paid a finder’s fee of 127,880 common shares valued at $390,034 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010.  The Company also paid $325,000 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

v)

On December 22, 2008, the Company completed a non-brokered private placement of 1,324,304 flow through units ("FT units") at $1.25 per unit for gross proceeds of $1,655,380.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years.  The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into units (non-FT) at $1.25 per unit for a two year period until December 22, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $82,769 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

vi)

On May 6, 2009, the Company completed a private placement of 731,705 units, each unit consisting of one flow-through common share and one non-flow-through share purchase warrant, at a price of $2.05 per unit for gross proceeds of $1,499,995. Each warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The agent was paid a finder's fee of 36,585 non-flow-through common shares of the Company valued at $104,633.  The agent was also issued finder’s options valued at $139,578. The finder’s options are exercisable until May 6, 2011, to purchase 73,170 units at a price of $2.05 per finder's unit.  Each finder's unit consists of one non-flow-through common share of the Company and one non-flow-through share purchase warrant. Each finder's warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The Company also paid $75,000 in due diligence fees and $2,769 in legal fees which were recorded as share issue costs.

vii)

77,500 stock options were exercised at prices ranging from $0.77 to $2.60 per share for total gross proceeds of $64,250.  In relation to the exercise, $46,970 of contributed surplus was transferred into share capital.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

During the year ended June 30, 2008:

i)

On July 3, 2007, the Company completed a non-brokered private placement of 1,999,998 flow through units ("FT units") at $0.75 per unit for gross proceeds of $1,499,999. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $1 until April 3, 2008 and $1.25 until January 3, 2009. The Company paid finder's fees of 99,999 shares (valued at $74,999) and 199,999 non-FT agent's options (valued at $272,433), whereby each option is exercisable into one unit at $0.75 per unit until January 3, 2009 and each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $1 per share until April 3, 2008 or $1.25 per share until January 3, 2009. The Company also paid $75,000 in due diligence fees related to the private placement.

ii)

On October 9, 2007, the Company completed a non-brokered private placement of 612,243 flow through units ("FT units") at $2.45 per unit for gross proceeds of $1,499,995. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.60 per share until October 10, 2009. The Company paid a due diligence fee of $75,000, a finder's fee of 30,612 common shares (valued at $73,163) and 61,224 agent's options (valued at $87,125) that are exercisable into units (non-FT) at $2.45 per unit until October 10, 2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.60 per share until October 10, 2009.

iii)

On October 9, 2007, the Company completed a non-brokered private placement of 500,000 non flow through units ("units") at $2.00 per unit for gross proceeds of $1,000,000. Each unit comprises one common share ("shares") and one share purchase warrant entitling the holder to acquire one additional common share at the exercise price of $2.10 per share until October 10, 2009. The Company paid a due diligence fee of $50,000, a finder's fee of 25,000 common shares (valued at $59,750) and 50,000 agent's options (valued at $75,892) exercisable into units (non-FT) at $2.00 per unit until October 10, 2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.10 per share until October 10, 2009.

iv)

On April 14, 2008, the Company completed a non-brokered private placement of 793,746 flow through units ("FT units") at $2.10 per unit for gross proceeds of $1,666,867. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.30 per share for a period of two years. The Company paid a finder's fee of 36,115 common shares (valued at $86,876) and 72,231 agent's options (valued at $107,170) exercisable into units (non-FT) at $2.10 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $83,344 in due diligence fees related to the private placement.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

v)

On June 9, 2008, the Company completed a non-brokered private placement of 833,238 flow through units ("FT units") at $2.20 per unit for gross proceeds of $1,833,124. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 41,662 common shares (valued at $106,238) and 83,323 agent's options (valued at $136,461) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $91,656 in due diligence fees related to the private placement.

vi)

636,500 of stock options were exercised at prices from $0.22 to $0.77 per share for total gross proceeds of $212,800.  In relation to the exercise, $149,645 of contributed surplus was transferred into share capital.

vii)

199,999 of agent’s options were exercised at $0.75 per share for gross proceeds of $149,999. In relation to the exercise, $272,433 of contributed surplus was transferred into share capital.

viii)

2,199,997 of warrants were exercised at $1.00 per share for gross proceeds of $2,199,997.

Stock options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years.  Within a one-year period, the number of options granted shall not exceed 20% of the issued and outstanding shares.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	711,500	$ 0.38
Granted	2,175,000	2.36
Exercised	(636,500)	0.33

Outstanding, June 30, 2008	2,250,000	$ 2.31
Granted	1,540,000	2.72
Cancelled/expired	(800,000)	2.25
Exercised	(77,500)	0.83

- Continued -

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number of Options	Weighted Average Exercise Price

Continued…

Outstanding, June 30, 2009	2,912,500	2.58
Granted	2,350,000	4.84
Cancelled/expired	(850,000)	2.64
Exercised	(1,544,000)	2.52

Outstanding, June 30, 2010	2,868,500	$ 4.44

Number of options exercisable, June 30, 2010	2,783,500	$ 4.50

Weighted average fair value of options granted during the year – $3.05 (2009 - $1.71; 2008 - $1.32)

As at June 30, 2010, the following incentive stock options are outstanding:

Number of Options	Exercise Price	Expiry Date

128,500	$ 2.60	September 22, 2010 (subsequently exercised)
340,000	2.55	February 17, 2011
200,000	2.55	February 20, 2011
300,000	2.30	September 8, 2011
1,500,000	5.35	January 22, 2013
400,000	5.80	January 27, 2013

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options

Agent’s stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	-	$ -
Granted	495,277	1.61
Exercised	(199,999)	0.75

Outstanding, June 30, 2008	295,278	$ 2.19
Granted	579,584	2.09

Outstanding, June 30, 2009	874,862	2.13
Cancelled/expired	(111,224)	2.25
Exercised	(184,054)	2.16

Outstanding, June 30, 2010	579,584	$2.09

Number of agent’s options exercisable, June 30, 2010	579,584	$2.09

Weighted average fair value of agent’s options granted during the year – $Nil (2009 - $1.44; 2008 - $1.45)

As at June 30, 2010 the following agent stock options are outstanding:

Number of Options	Exercise Price	Expiry Date

108,224	$ 2.31	July 16, 2010 (subsequently exercised)
10,000	2.45	July 16, 2010 (subsequently exercised)
255,760	2.43	September 29, 2010 (subsequently exercised)
132,430	1.25	December 22, 2010
73,170	2.05	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options (cont’d…)

Agent’s options are valued at the time of grant using the Black-Scholes option-pricing model.  The following weighted average assumptions were used for the Black-Scholes valuation of agent’s options granted during the year:

	2010	2009	2008

Risk-free interest rate	-	2.16%	4.02%
Expected life of options	-	2 years	1.8 years
Annualized volatility	-	99.56%	117.12%
Dividend rate	-	0.00%	0.00%

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the year ended June 30, 2010, the Company granted 2,350,000 (2009 – 1,540,000; 2008 – 2,175,000) stock options.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $7,163,778 (2009 - $2,616,274; 2008 - $2,841,120).  The Company expensed $8,752,239 (2009 - $2,270,307; 2008 - $949,305) leaving an unamortized balance of $124,666 (2009 - $1,779,631; 2008 - $1,891,815) to be recognized during the next fiscal year.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2010	2009	2008

Risk-free interest rate	1.60%	2.02%	3.76%
Expected life of options	3.26 years	2 years	2 years
Annualized volatility	95.50%	100.98%	113.75%
Dividend rate	0.00%	0.00%	0.00%

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, June 30, 2007	-	$ -
Warrants granted with private placements	5,024,223	1.84
Warrants granted due to exercise of agent’s options	199,999	1.00
Warrants exercised	(2,199,997)	1.00

Balance, June 30, 2008	3,024,225	$ 2.40
Warrants granted with private placements	5,795,857	2.47

Balance, June 30, 2009	8,820,082	2.44
Granted	186,326	2.42
Cancelled/expired	(612,243)	2.60
Exercised	(3,199,308)	2.43

Balance, June 30, 2010	5,194,857	2.43

Exercisable at June 30, 2010	5,194,857	$ 2.43

As at June 30, 2010 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date

582,248	$ 2.70	July 16, 2010 (subsequently exercised)
2,057,605	2.85	September 29, 2010 (subsequently exercised)
498,995	3.30	September 29, 2010 (subsequently exercised)
1,324,304	1.35	December 22, 2010
731,705	2.42	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

7.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $113,912 (2009 - $140,308; 2008 - $109,045) in geological consulting fees to a director and a former director of the Company

b)

Paid or accrued $82,171 (2009 - $46,619; 2008 - $19,663) in consulting fees to an officer of the Company.

c)

Paid or accrued $168,000 (2009 - $108,000; 2008 - $43,226) in management fees a director and officer of the Company.

d)

Paid or accrued $62,859 (2009 - $Nil; 2008 - $Nil) in legal fees to a firm whose partner is also a director of the Company.

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009) with a director and officer of the Company. Pursuant to the amended management agreement, the Company agreed to pay a management fee of $180,000 per annum which is to be paid in quarterly instalments. The Company has also agreed to pay approximately $780,000 in the event that the management agreement is terminated or there is a change in control of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

CAPITAL MANAGEMENT

The Company’s capital structure consists of cash, shareholders’ equity and short-term debt.  The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing, selling assets, and incurring debt.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  The Company invests all capital that is surplus to its immediate operational needs in short-term, high liquid, high-grade financial instruments.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.  The Company does not currently have adequate sources of capital to complete its exploration plan, current obligations and ultimately the development of its business, and will need to raise adequate capital by obtaining equity financing, selling assets and incurring debt.  The Company may raise additional debt or equity financing in the near future to meet its current obligations.

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2010 were as follows:

a)

The Company issued 10,000 shares valued at $57,400 to acquire the 2% Net Smelter Returns Royalty for the Central Duparquet property.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

b)

The Company allocated $2,174,807 for exercised options from contributed surplus to capital stock.

c)

The Company allocated $276,070 for exercised agent options from contributed surplus to capital stock.

d)

The Company recognized $8,752,239 of stock-based compensation due to vested incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $47,709 in accounts payable.

The significant non-cash transactions during the year ended June 30, 2009 were as follows:

a)

The Company issued 304,042 shares valued at $787,155 as finders’ fees related to private placements.

b)

The Company granted 579,584 agent’s options, valued at $832,115.

c)

The Company allocated $46,970 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $2,270,307 of stock-based compensation due to vested incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $476,016 in accounts payable.

f)

The Company transferred $1,000,000 of deferred acquisition costs to mineral property acquisition costs.

The significant non-cash transactions during the year ended June 30, 2008 were as follows:

a)

The Company issued 233,388 shares valued at $401,027 as finders’ fees related to private placements.

b)

The Company granted 495,277 agent’s options, valued at $722,481.

c)

The Company allocated $149,645 for exercised options from contributed surplus to capital stock.

d)

The Company allocated $272,433 for exercised agent stock options from contributed surplus to capital stock.

e)

The Company recognized $949,305 of stock-based compensation due to vested incentive options, granted to directors, officers and consultants.

f)

The Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

g)

The Company accrued deferred exploration costs of $979,410 and share issuance costs of $91,656 in accounts payable.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.

Fair Value

The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the balance sheet are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total

Cash	$ 6,189,396	-	-	$ 6,189,396

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and, receivables.

The Company’s cash is held through a major bank in Canada, which is a high credit-quality financial institution. Receivables are mainly an amount due from a vendor for an overpayment, interest receivable from the bank and taxes refundable from the government.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at June 30, 2010, the Company had current assets of $6,260,136 to settle current liabilities of $198,549.  All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company’s cash balance includes $5,620,000 in term deposits. The term deposits earn interest at 0.25% to 1.00% per annum.  The Company does not have any interest bearing debt.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

10.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk (cont’d…)

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11.

INCOME TAXES

Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2010	2009	2008

Loss before income tax	$ (9,863,346)	$ (3,073,715)	$ (1,357,177)

Expected income tax recovery	$ (2,885,029)	$ (929,799)	$ (445,290)
Non-deductible expenses	2,430,806	552,129	289,385
Unrecognized (recognized) benefit of non-capital losses and deferred resource expenses	153,224	(691,101)	(677,893)

Future income tax expense (recovery)	$ (300,999)	$ (1,068,771)	$ (833,798)

The significant components of the Company's future tax assets (liabilities) are as follows:

	2010	2009

Net operating loss carry forwards	$ 884,000	$ 495,000
Net capital loss carry forwards	35,000	35,000
Cumulative exploration and development expenses	(3,365,000)	(3,013,000)
Financing costs	292,000	403,000

	(2,154,000)	(2,080,000)
Less: valuation allowance	(35,000)	(35,000)

Net future income tax assets (liabilities)	$ (2,189,000)	$ (2,115,000)

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $3,525,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through 2030.  The Company also has approximately $280,000 in capital losses available for carry-forward indefinitely.  Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $4,697,000 available to reduce taxable income of future years.

During the fiscal year ended June 30, 2010, the Company issued Nil (2009 – 4,023,250; 2008 – 4,239,225) common shares on a flow-through basis for gross proceeds of $Nil (2009 - $8,027,353; 2008 - $6,499,988).  The flow-through agreements require the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties to the flow-through participants. During the year ended June 30, 2010, the Company renounced $1,499,995 exploration expenditures in relation to flow-through shares issued in the prior year. The Company recognized a future income tax liability of $2,189,000 (2009 - $2,115,000; 2008 - $150,500) and a charge of $374,999 (2009 - $3,033,271; 2008 - $984,298) to capital stock and a recovery of $300,999 (2009 – $1,068,771; 2008 – $833,798) of future income taxes.

12.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

13.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and $1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee;

v)

In the alternative, damages for wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

13.

CONTINGENCY (cont’d…)

Legal claim (cont’d…)

vi)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company;

vii)

Pre-judgement and post-judgement interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are true and currently is defending the claims.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2010			2009
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 6,260,136	$ -	$ 6,260,136	$ 2,662,159	$ -	$ 2,662,159
Capital assets	61,870	-	61,870	2,533	-	2,533
Mineral properties and deferred exploration costs	26,372,955	(18,157,055)	8,215,900	19,384,946	(15,831,446)	3,553,500

	$ 32,694,961	$ (18,157,055)	$ 14,537,906	$ 22,049,638	$ (15,831,446)	$ 6,218,192

Current liabilities	$ 198,549	$ -	$ 198,549	$ 564,989	$ -	$ 564,989
Future income tax liabilities	2,189,000	-	2,189,000	2,115,000	-	2,115,000
Shareholders’ equity	30,307,412	(18,157,055)	12,150,357	19,369,649	(15,831,446)	3,538,203

	$ 32,694,961	$ (18,157,055)	$ 14,537,906	$ 22,049,638	$ (15,831,446)	$ 6,218,192

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2010	2009	2008

Loss for the year, Canadian GAAP	$ (9,562,347)	$ (2,004,944)	$ (523,379)
Adjustments:
Mineral properties and deferred exploration costs	(2,325,609)	(11,670,872)	(4,021,876)
Flow-through share premium	-	(1,300,202)	(2,039,998)
Future income tax expenses (recovery)	(300,999)	(1,068,771)	(833,798)

Loss for the year, United States GAAP	$ (12,188,955)	$ (16,044,789)	$ (7,419,051)

Basic and diluted loss per common share, United States GAAP	$ (0.48)	$ (0.74)	$ (0.57)

Weighted average number of common shares outstanding, United States GAAP	25,170,068	21,751,739	13,026,767

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2010	2009	2008

Net cash used in operating activities,
Canadian GAAP	$ (869,346)	$ (895,644)	$ (486,583)
Mineral property and deferred exploration costs	(2,753,916)	(12,174,266)	(3,092,174)

Net cash used in operating activities, United States GAAP	$ (3,623,262)	$ (13,069,910)	$ (3,578,757)

Net cash provided by financing activities,
Canadian GAAP and United States GAAP	$ 12,065,470	$ 11,397,747	$ 10,713,944

Net cash used in investing activities, Canadian GAAP	$ (7,422,515)	$ (13,809,266)	$ (4,995,945)
Mineral property and deferred exploration costs	2,753,916	12,174,266	3,092,174

Net cash used in investing activities, United States GAAP	$ (4,668,599)	$ (1,635,000)	$ (1,903,771)

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred.  Under Canadian GAAP these costs may be deferred.  As a result, the Company expensed $2,325,609 (2009 - $11,670,872; 2008 - $4,021,876) in exploration expenses incurred during the year for US GAAP purposes.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended June 30, 2010, the Company issued Nil (2009 – 4,023,250; 2008 - 4,239,225) flow-through share units for total proceeds of $Nil (2009 - $8,027,349; 2008 - $6,499,998).  Under US GAAP, a premium of $Nil (2009 - $1,300,202; 2008 - $2,039,998) has been recorded and charged to the statement of operations for flow-through shares issued.

Impact of recent United States accounting pronouncements

i)

Accounting standards codification

In June 2009, the FASB issued SFAS No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162". The FASB Accounting Standards Codification ("Codification") will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. The adoption of SFAS 168 did not have a significant impact on the financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Impact of recent United States accounting pronouncements (cont’d…)

(ii)

Subsequent events

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In February 2010, FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010 and it did not have a material impact on the Company’s financial statements.

Accounting pronouncements issued but not yet effective

(i)

Share-based payments

In April 2010, the FASB provided an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This standard is effective for years beginning after December 15, 2010, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Accounting pronouncements issued but not yet effective (cont’d…)

(ii)

Fair value measurement and disclosures

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

(a)

the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers

(b)

the reasons for any transfers in or out of Level 3

(c)

information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 are effective for interim and annual reporting periods beginning after 15 December 2009. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after 15 December 2010, including interim periods within those fiscal years.

The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

15.

SUBSEQUENT EVENTS

Share issuances

The following shares are issued subsequent to June 30, 2010 pursuant to exercise of options, agent’s options and warrants:

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

15.

SUBSEQUENT EVENTS (cont’d…)

	Number of Shares	Exercise Price	Gross proceeds

July 2010	582,248	$ 2.70	$ 1,572,070	Exercise of warrants
July 2010	108,224	2.31	249,997	Exercise of agent’s options
July 2010	108,224	2.70	292,205	Exercise of warrants
July 2010	10,000	2.45	24,500	Exercise of agent’s options
July 2010	10,000	2.95	59,500	Exercise of warrants
September 2010	128,500	2.60	334,100	Exercise of options
September 2010	498,995	3.30	1,646,684	Exercise of warrants
September 2010	255,760	2.43	621,497	Exercise of agent’s options
September 2010	255,760	2.85	728,916	Exercise of warrants
September 2010	2,057,605	2.85	5,864,174	Exercise of warrants

Granted stock options

On September 13, 2010, the Company granted 1,750,000 stock options to directors and a consultant which are exercisable at $4.15 per share until September 13, 2012.